September 19, 2007


Mr. Tom Jones
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

         Re: CVD Equipment Corporation Pre-Effective Amendment No. 4 to Registration Statement on Form S-1 filed September 19, 2007 File No. 333-144336

Dear Mr. Jones:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 5:00 p.m., Eastern time, on September 19, 2007 or as soon as practicable thereafter.

     In connection with this request, we acknowledge the following:

          1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

          2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve CVD Equipment Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

          3. CVD Equipment Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                Very truly yours,

                                                CVD Equipment Corporation

                                                /s/ Glen Charles

                                                By: ____________________________
                                                Name:  Glen Charles
                                                Title: Chief Financial Officer